Exhibit 99.8
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Crescent Point Energy Corp. of our report dated March 2, 2022, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10/A (File No. 333-257761), Form F-10 (File No. 333-257761), Form S-8 (File No. 333-226210) and Form F-3D (File No. 333-205592) of Crescent Point Energy Corp. of our report dated March 2, 2022 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

(Signed) "PricewaterhouseCoopers LLP"

PricewaterhouseCoopers LLP

Calgary, Alberta
Canada

March 2, 2022